[WASTE MANAGEMENT LETTER HEAD]
July 31, 2008
Via EDGAR
Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C., 20549
     Re: Comment Letter dated July 2, 2008 relating to Form 10-K for the Year ended December 31, 2007 (the “10-K”) and the Definitive 14A filed March 26, 2008 (the “Proxy Statement”) of Waste Management, Inc. (the “Company”), File No. 001-12154
Dear Mr. Hartz:
     In connection with your review of the Company’s 10-K and Proxy Statement, we submit the following response to the comments included in your letter of July 2, 2008. The response below includes the original comments from your letter, in italics, followed by our responses.
     We understand that you will be reviewing our response and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filing. Please feel free to call us at the telephone number listed at the end of this letter.
Form 10-K for the Year Ended December 31, 2007
Risk Factors, page 12
1. In future filings, please delete the last two sentences in the final paragraph on page 12. All material risks should be described. If risks are not deemed material, you should not reference them.
     The Company confirms that the referenced sentences will be deleted in future filings.

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
July 31, 2008

Legal Proceedings, page 18
2. We note your cross-reference to Note 10 of your Financial Statements for a discussion of your legal proceedings. If you continue this practice in future filings, please provide all information required by Item 103 of Regulations S-K for all legal proceedings, including proceedings with governmental authorities.
     The Company confirms that in future filings, to the extent we cross-reference the legal proceedings as required by Item 103 of Regulation S-K to the matters described in the Commitments and Contingencies footnote to the financial statements, we will include all information required by Item 103 of Regulation S-K for those proceedings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 23
3. We note you have presented free cash flow disclosures on page 24. In future filings, please expand your disclosure to include all of the material limitations of this measure, including, but not limited to your ability to repay your debt obligations. To find out more about this, you can refer to Question 13 of our June 13, 2003 FAQ’s on Non-GAAP Financial Measures.
     The Company confirms that in future filings, to the extent we present free cash flow disclosures, we will expand our disclosure to describe the material limitations of the measure.
Critical Accounting Estimates and Assumptions, page 25
Accounting for Landfills
4. We note that accounting for landfills and related costs is a critical accounting estimate and involves many complicated assumptions. Those include the permitted and future capacity and future investments. Because of the judgment and complexity of this issue, we urge you to consider providing additional information and analysis. This information should be quantified and presented in tabular formats to assist in understanding. This information would be best included with your landfill capacity information shown on page 5. It would appear appropriate to include this information in either MD&A, or a footnote. Specifically we request that in future filings you provide the following:
- An analysis of your investment in landfills, showing non-depletable land, development costs, construction-in-progress and accumulated depletion/amortization;
- An estimate of future costs to be incurred on permitted and expanded landfills;

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
July 31, 2008

- Show a calculation of your average per ton rates for each period presented;
- Provide narrative analysis explaining significant changes in estimates of future costs, and changes in estimates of landfill capacity. Such narrative should be accompanied by quantified impacts that such changes in estimates have had on the results of operations.
It appears that you may use different per ton rates for each landfill. If so, we still urge you to consider ways in which you can quantify the impact of changes in the assumptions described above. In other words, isolate the impact that the change in estimate of future costs had on the results of operations, independent of acquisitions and divestitures. Quantify the impact that the net change in estimated landfill capacity had on results of operations independent of acquisitions and divestitures. Explain why the estimates changed.
     We agree that due to the judgment and complexity of accounting for landfills and related costs, clear and meaningful information and analysis on this topic is extremely important for investors. For this reason, our periodic reports include a narrative analysis explaining the financial statement impacts of significant changes in estimates of the timing or amount of future costs, as well as changes in the expected utilization of permitted or expansion airspace. These disclosures can be found throughout the “Results of Operations” section of the Company’s Management Discussion and Analysis in its periodic reports.
     We intend to address our landfill assets, asset retirement obligations and related estimates and assumptions in a dedicated “Landfill” section of our Management’s Discussion and Analysis in our Annual Reports on Form 10-K. We believe that much of the information and analysis necessary for an understanding of our landfills and related costs is already included in our annual filings; but we also agree that creating a new section within those reports devoted entirely to the subject will be helpful to investors. By consolidating current disclosures and providing additional information and narrative analysis, we believe investors will be provided the necessary information regarding the financial statement impacts of changes in engineering and cost estimates.
     We have outlined our remaining responses to correspond to the specific items requested in your comment, shown below.
Analysis of investment in landfills, showing non-depletable land, development costs, construction-in-progress and accumulated depletion/amortization
     The Company confirms that in future annual filings we will provide a tabular analysis of changes in the cost basis of our landfill assets and accumulated landfill amortization. In assessing the other items within this request, we would like to note the following:
     Non-depletable land — We categorize all land that is (i) required by operating permits; (ii) required by regulations; or (iii) expected to be required for a probable expansion permit as part of the landfill asset. Land classified as a landfill asset is subject to amortization. Although the

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
July 31, 2008

Company does invest in land that may be used for the future development of landfills, this land is not subject to amortization. We reflect these real estate assets as “land” in our property and equipment accounts rather than as landfill assets. We do so because the land is not associated with permitted or probable expansion airspace and may be used for some alternate business purpose. As a result, we respectfully note that requested information related to non-depletable land is not applicable to the Company’s disclosures.
     Construction-in-progress — While certain of the costs incurred to make a landfill ready to accept waste are incurred before a landfill is permitted and able to accept waste, significant landfill capital costs are incurred over the operating life of the landfill. The amortizable basis of a landfill asset includes projections of future costs required to develop the landfill site over its entire expected operating life, which includes its remaining permitted and probable expansion capacity. The Company does not separately report, either internally or externally, its landfill assets attributable to completed construction activities versus ongoing construction and development because all costs associated with the construction and development of a landfill over its expected operating life are subject to immediate amortization. Therefore, we do not believe that disclosures that distinguish between completed construction and construction-in-progress are relevant to understanding or applicable to our investments in landfill assets. Accordingly, we intend to continue to include construction-in-progress with all other development costs, both in our assessment of our landfill assets and in providing the disclosure requested.
Future costs to be incurred on permitted and expanded landfills
     The Company confirms that in future annual filings we will provide additional disclosure about the future costs to be incurred to construct and develop permitted and expansion airspace, including information related to the estimated costs to be incurred over the next three years.
Calculation of average per ton rates
     The Company confirms that in future annual filings we will provide a tabular analysis of the calculation of landfill amortization expense per ton.
     We also confirm that, as noted in your letter, different per ton amortization rates are applied at each of our 277 landfills. We do intend to analyze the impact of changes in estimates of future costs and volumes and provide disclosure on an aggregate basis when appropriate. We also expect that in those circumstances where changes in estimates are material, either quantitatively or qualitatively, we will provide appropriate disclosures and discussion.

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
July 31, 2008

Narrative analysis explaining significant changes in estimates of future costs, and changes in estimates of landfill capacity
     We respectfully note that, as mentioned above, the Company discloses the financial statement impacts of significant changes in estimates of the timing or amount of future costs as well as changes in the expected utilization of permitted or expansion airspace. For example, in the “Results of Operations” section of its Management’s Discussion and Analysis section of the 10-K, the Company disclosed that it recognized $12 million of impairment charges in 2007 for two landfills in its Southern Group as a result of a re-evaluation of business alternatives of one landfill and the expiration of a contract that the Company had expected to be renewed that had significantly contributed to the volumes of the second landfill. We believe that consolidating our landfill-related discussions into a single section as proposed will improve our current disclosures and aid investors in understanding these matters. Additionally, we confirm that in future Form 10-K filings we will provide additional discussion of the nature of changes in estimate in the “Landfill” section of Management’s Discussion and Analysis.
Controls and Procedures, page 116
5. You only refer to one aspect of disclosure controls and procedures and omit the reference to accumulation and communication to management of information. If true, please confirm supplementally that based upon the evaluation your management, including your CEO and CFO, you also concluded that as of December 31, 2007 your disclosure controls and procedures were effective to ensure that information required to be disclosed is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Please include this disclosure in future filings.
     The Company confirms that based upon the evaluation of our management, including our CEO and CFO, as of December 31, 2007 our disclosure controls and procedures were effective to ensure that information required to be disclosed was accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosures. The Company confirms that, in future filings, it will include this disclosure.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 13
6. In future filings, please explain what “individual performance modifier” means. In addition, please clarify whether the adjustments can go up or down.
     The Company confirms that in future filings, it will explain that the “individual performance modifier” is a subjective, discretionary tool available to the Compensation Committee to allow it to adjust a named executive officer’s bonus payment other wise payable

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
July 31, 2008

based on financial measures, by either 25% up or down if the Committee believes that the personal performance of the executive (notwithstanding the financial measures achieved) warrants such an adjustment to his bonus payment.
7. We note your table on page 17 relating to the annual bonuses for named executive officers. In future filings, please disclose how the actual results achieved are correlated to the percentage of payout earned.
     The Company confirms that in future filings, we will disclose how the actual results achieved correlate to the percentage of payout earned.
8. On Page 20, you discuss the fact that some or all of the payout under the 2005 awards made to “covered employees” may not be deductible for federal income tax purposes. In future filings, please consider providing quantification so that investors can better understand what this means.
     The Company confirms that in future filings, to the extent payout of awards made to named executives that are “covered employees” may not be deductible for federal income tax purposes, we will provide information regarding the quantification of the loss of deductibility.
Performance Share Units, page 20
9. We note your disclosure in the last paragraph of this section that your exclusion of extraordinary, unusual, and one-time items from calculating performance payouts is consistent with your compensation philosophy. Please tell us, with a view toward future disclosure, which correspondent(s) of your philosophy to which this statement refers.
     The Company believes that in certain circumstances, excluding extraordinary, unusual and one-time items is necessary to pay-for-performance. The Company has noted that its philosophy is designed to reward and incent performance and that one of the principles that guides the development and design of compensation is performance-based compensation programs should be tied to performance measures that influence stockholder value over time. As a result, it is our belief that there are certain items, specifically those that are not tied to operational performance but nonetheless have an effect (either positive or negative) on our financial statements, that are properly excluded. Further, we believe that the exclusion(s) allow executives to make decisions that are tied to the long-term value of the Company, as opposed to the short-term effect on financial statements, which benefits stockholders.
Summary Compensation Table, page 20
10. Please provide the information requested by Item 407(e)(4) of Regulation S-K under the caption “Compensation Committee Interlocks and Insider Participation.”

Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
July 31, 2008

     The Company has no transactions or relationships that would trigger a disclosure obligation pursuant to Item 407(e)(4), and as a result, omitted the information and the caption based on the Division of Corporation Finance’s Interpretation of Regulation S-K noted below:
233.02 If the only disclosure that a registrant is required to provide pursuant to Item 407(e)(4) is the identity of the members of the compensation committee, because the registrant has no transactions or relationships that trigger a disclosure obligation, the registrant may omit the Item 407(e)(4) caption (“Compensation Committee Interlocks and Insider Participation”). [Mar. 13, 2007]
The Company confirms that, to avoid any confusion to stockholders, in future filings it will include the caption “Compensation Committee Interlocks and Insider Participation” and disclose that there are no transactions or relationships.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call me at (713) 512-6367 if you have any questions about these matters.

Very truly yours,
/s/ Amanda K. Maki
Amanda K. Maki
Senior Counsel -- Corporate & Securities

cc:	W. Robert Reum, Chairman – Management Development and Compensation Committee
Steven Rothmeier, Chairman – Audit Committee
John C. Pope, Chairman of the Board
David P. Steiner, Chief Executive Officer
Rick L Wittenbraker, SVP & General Counsel
Robert G. Simpson, Chief Financial Officer